October 28, 2016

VIA EDGAR CORRESPONDENCE

TRANSMISSION

Ms. Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

United States Securities and Exchange Commission

Division of Corporate Finance – Mail Stop 3030

Washington, DC 20549

Re:	LightPath Technologies, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 26, 2016
File No. 000-27548

Dear Ms. Ravitz:

LightPath Technologies, Inc., a Delaware corporation (the “Company,” “we,” “us,” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 20, 2016 (the “Comment Letter”), with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 000-27548) (the “Proxy Statement”) filed with the Commission on September 26, 2016.

This letter sets forth the comments of the Staff in the Comment Letter (numbered in accordance with the Comment Letter) and, following the comment, sets forth our response. We are also simultaneously filing a revised Preliminary Proxy Statement in response to the Staff’s comments.

Relationship of the Parties, page 7

1.

Please revise to clarify the extent to which ISP relies on sales to you. We note, in this regard, the disclosures on pages 43 and F-29 that unnamed customers accounted for a substantial amount of ISP’s revenues as of June 30, 2016 and December 31, 2015.

Response: ISP had minimal sales to the Company for the referenced periods. We have revised our disclosure under the “Relationship of the Parties” section to provide information regarding ISP’s sales to the Company for the referenced periods.

Cost of Goods Sold, page 56

2.

Please more clearly describe the “custom product mix variances” that contributed to your lower gross margin. Also, please quantify the increase in cost of raw materials and clarify to what raw materials you refer and the reasons for the increase.

Response: We have revised the disclosure under the “Costs of Goods Sold” section to include additional information regarding factors and a quantification of certain cost increases that contributed to ISP’s lower gross margin for the period in question. We also included additional disclosure related to reasons for certain of such increases.

Response of LightPath Technologies, Inc.

to Staff Comment Letter of October 20, 2016

Revenues, page 57

3.

We note your revenues appear to have increased significantly in fiscal year 2015 compared to fiscal year 2014 due to “an increase in sales.” Please revise to clarify the extent to which the “increase in sales” relates to changes in prices or to changes in the volume of goods being sold, and the reasons underlying those changes. Refer to Item 303(a)(3)(iii). Please revise to provide similar clarification to your disclosure regarding the interim periods referenced on page 56.

Response: We have revised the disclosure under the “Revenues” section to more fully describe the basis and reasons for ISP’s “increase in sales” and to clarify and quantify the extent to which the “increase in sales” related to price increases instead of changes in the volume of products sold.

Liquidity and Capital Resources, page 58

4.

Please disclose which loan matured in January of 2016 and disclose the status and material terms of that loan or advise.

Response: We have revised the disclosure under the “Liquidity and Capital Resources” section to provide additional information regarding the ISP loan that matured in January 2016.

Key Performance Indicators, page 59

5.

We note the “key performance indicators” ISP’s management uses to “regularly measure its performance and other trends or challenges seen in the industry.” In addition to listing these metrics, please revise to clarify what these metrics, and the related “variance analyses,” exhibit to ISP’s management regarding how ISP is performing, the material trends and challenges it faces and “necessary operating actions and changes.”

Response: We have revised the disclosure under the “Key Performance Indicators” section to provide additional information regarding how ISP’s management uses the key performance indicators. ISP has made various adjustments in its business from time to time based on such metrics. Currently, ISP’s management has not, through the use of these metrics, identified any material trends or challenges in its business or any necessary operating actions and changes to be made at this time.

Independent Auditor’s Report, page F-35

6.

We note that BDO USA LLP did not audit the financial statements of the foreign subsidiary of ISP and their opinion, insofar as it relates to the amounts included for such subsidiary, is based solely on the report of the other auditors. Please amend the filing to include the audit report of the other auditors on whose work BDO USA LLP relied upon in reaching their opinion on the financial statements of ISP. Refer to Rule 2-05 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and the filing has been amended to include the audit report of the auditors on whose work BDO USA LLP relied upon in reaching their opinion on the financial statements of ISP.

Should there be any questions that might be facilitated by contemporaneous dialogue, please contact our counsel, Jeffrey Decker of Baker & Hostetler LLP at (407) 649-4017, or me at (407) 382-4003, extension 377.

Sincerely,

/s/ J. James Gaynor
J. James Gaynor
Chief Executive Officer